82-713

RECEIVED

SUPPL

# NEW GOLD INC.

*(formerly DRC Resources Corporation)*
*(An Exploration Stage Company)*

## 2005

## SECOND QUARTER REPORT

05010635

PROCESSED
AUG 23 2005
THOMSON
FINANCIAL

## LETTER TO SHAREHOLDERS

*(All dollar amounts in Canadian dollars unless otherwise stated)*

It is a pleasure to once again write to my fellow shareholders and potential new investors as I provide an update on the activities of the Company during the 2nd quarter, 2005. However, this time it is as the CEO of New Gold Inc. Having received shareholder approval, we formally began trading under this name on June 1, 2005. Once again, your Company was very active during the quarter, with a continued high level of activity at our New Afton copper-gold project, located 10 kilometres west of Kamloops, British Columbia, Canada.

We continued to make excellent progress on the underground exploration decline. Subsequent to quarter end we were able to announce (August 4, 2005) that the decline had been advanced more than 1,162 metres, indicating that this portion of the underground exploration program was more than 90% complete. In addition, we were also able to announce that the cross-cut had been advanced to more than 217 metres and had intersected the main mineralized zone at 173 metres, approximately where predicted from all previous work. As at August 4, 2005 more than 1,550 metres of underground excavation (including the main decline, cross-cut, drill bays etc.) had been completed, which represented more than 75% completion of the total planned program of 2,000 metres. The ground conditions continued to be good, and better than anticipated, and were one of the main reasons why we were able to advance the decline at such a rapid rate.

The decline provides the access required to complete systematic infill drilling which is required to better define the grade and geometry of the mineralization and which will also provide the information necessary to ultimately (upon completion of a feasibility study) convert the resources to reserves. Directly accessing the mineralization was a very significant milestone for the Company. The cross-cut provides the access required to analyze potential mining methods and the metallurgy. The information obtained from this work will be used as the basis for the technical studies required to complete the feasibility study. This study will determine the potential, nature and economic parameters for developing a new underground mine to extract this mineralization.

During the quarter we released the first sets of results from the underground diamond drill program and were very pleased to report that these results substantially confirmed the current resource model, and in some instances the grade of mineralization was higher than anticipated. The underground work continues to be on schedule. The Company remains fully funded to complete this work, and during the quarter we strengthened our financial situation by completing a $3 million financing with flow through shares.

We continue to systematically add the skills required at management, project and board levels to accomplish the transition of New Gold from an exploration company to an operating mining company. During the quarter we were very pleased to have Paul Martin join us as our new Vice President, Finance and Chief Financial Officer. Paul brings tremendous financial expertise to

New Gold and will be responsible for investigating all potential financing options which may be available to the Company in order to advance the exploration and development of the New Afton project. We are very lucky to have attracted someone of Paul's caliber to the Company and believe it is further endorsement of the potential of the New Afton project.

We continue to be excited about the future prospects of New Gold Inc. and our New Afton copper-gold project. While preliminary studies indicate the project is potentially economic at conservative metal prices, we nonetheless were pleased to see the strength of the metal prices throughout the quarter.

In closing I would like to thank all our shareholders for their support and I look forward to welcoming new shareholders in the months ahead. I would also like to acknowledge the outstanding efforts of our growing group of New Gold Inc. employees who have been the driving force behind the good news that I am able to report.

Chris Bradbrook
President and CEO
New Gold Inc.
August 10, 2005

# MANAGEMENT'S DISCUSSION AND ANALYSIS

## OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS AT JUNE 30, 2005

*This Management Discussion and Analysis ("MD&A") is intended to supplement the Company's consolidated financial statements and notes ("Statements") thereto and compares the financial results of the second quarter of 2005 with those of the comparative quarter in 2004. The reader is encouraged to review the Statements in conjunction with this document as well as the statements and MD&A as filed for the year ended December 31, 2004. This report is dated August 9, 2005 and the Company's public filings, including its most recent Annual Information Form can be reviewed via the SEDAR website (www.sedar.com).*

*The Company prepares and files its financial statements and MD&A in Canadian ("CDN") dollars and in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). A note to the financial statement reconciling the figures to United States Generally Accepted Accounting Principles ("USGAAP") is included in the annual audited Statements.*

Effective June 1, 2005 the Company changed its name from DRC Resources Corporation to New Gold Inc. and changed its stock symbol to NGD on both the TSX and AMEX exchanges.

## BUSINESS OVERVIEW

### *Afton Copper-Gold Project*

The Company continues to move the development of the Afton copper-gold project ("Project") beyond the February 2004 Advanced Scoping Study ("Scoping Study") by continuing to advance its underground development program which commenced in late 2004. During the second quarter of 2005 the development and cross-cut decline, originally budgeted to be a total length of 2,000 metres, achieved advancement of 611 meters during the quarter and attained a total length of 1,268 metres. In addition, the planned 20,000 metre underground diamond drilling program, which commenced in late January, 2005, achieved 6,703 metres of additional drilling during the quarter and has attained a total distance of 11,030 metres at the quarter end. The Company anticipates that the originally planned underground program as designed will be completed in the fourth quarter of 2005.

Three sections announced to date by the Company from the completed underground drilling program, have been confirmatory and the results can be accessed through the SEDAR website.

The completion of this development program is an essential step towards advancing the Project through to the completion of a feasibility study by providing underground working access to conduct in-fill drilling, which previously was conducted from surface, as well as confirmatory sampling of the resource by cross-cutting into the mineralized zone. The underground definition

diamond drilling is designed to provide improved knowledge of the existing resource by increasing the drilling density and, in conjunction with the completion of a feasibility study, will determine whether the resource can be upgraded to the reserve category. The sampling program to be taken from the cross-cut into the mineral zone will be of assistance in providing improved grade continuity data required for the mine design and metallurgical information for refinement of mill and process design.

A feasibility study, planned to be tendered prior to the end of 2005, will require the commissioning of an independent mine engineering consulting group to assess the economics of a new mine and to develop a plan for construction. The original budget for this development, including the feasibility study, was identified in the Scoping Study and was estimated to be $18 million.

### *Afton and Ajax Exploration Properties*

In addition, the Company commenced a surface exploration program during the second quarter of 2005 designed to take a fresh look at the entire Afton and Ajax property claims block. The drilling program commenced with five drill holes being completed by the end of June 30, 2005. The Ajax property is connected via a 10km road to the Afton mineral claims. The program is planned to include a new geophysical airborne study, scheduled for the summer of 2005, which will include high resolution magnetometer, E.M. and radio metrics as well as a density survey. Following compilation of the data, the Company will prioritize the most prospective drilling targets and consider the timing of a drilling program.

## SELECTED QUARTERLY INFORMATION

The results of operations are summarized in the following tables which have been prepared in accordance with Canadian GAAP:

| | 2005 | | 2004 | |
|---|---|---|---|---|
| *$Cdn* | **2nd Quarter** | 1st Quarter | 4th Quarter | 3rd Quarter |
| **Income Statement** | | | | |
| (Loss) | **(803,078)** | (825,908) | (1,144,892) | (146,626) |
| Loss per share | **(0.06)** | (0.06) | (0.08) | (0.01) |
| **Balance Sheet** | | | | |
| Working Capital | **17,784,732** | 20,566,933 | 24,166,554 | 26,185,696 |
| Total Assets | **34,986,982** | 31,639,796 | 31,795,645 | 30,729,760 |
| **Statement of Cash Flows** | | | | |
| Payments for mineral claim interest and exploration costs | **(4,252,999)** | (3,080,817) | (1,699,439) | (375,412) |
| Cash flow from (used for) financing activities | **2,967,941** | (5,667) | 169,323 | 1,362,332) |

| | 2004 | | 2003 | |
|---|---|---|---|---|
| *$Cdn* | 2nd Quarter | 1st Quarter | 4th Quarter | 3rd Quarter |
| **Income Statement** | | | | |
| Income/(Loss) | (20,422) | 62,395 | (809,697) | (105,943) |
| Earnings/(Loss) per share | (0.01) | 0.01 | (0.09) | (0.01) |
| **Balance Sheet** | | | | |
| Working Capital | 25,346,309 | 29,290,016 | 24,675,849 | 3,049,913 |
| Total Assets | 29,456,408 | 29,313,654 | 28,470,396 | 6,098,807 |
| **Statement of Cash Flows** | | | | |
| Payments for mineral claim interest and exploration costs | (234,459) | (77,326) | (762,705) | (412,826) |
| Cash flow from (used for) financing activities | 155,735 | 915,500 | 22,521,250 | 54,000 |

***Comparative periods***

During the second quarter of 2005, the Company invested approximately $4.2 million on its mineral claims as compared to $0.2 million in the comparative quarter in 2004 for an increase of $4 million. The increase is primarily the result of spending $3.6 million on tunneling and the decline development and $0.6 million on an in-fill drilling program and related assaying costs. In the comparative quarter, the Company was in the process of seeking tenders to commence the work and planning for the design of the development program in 2005. The remainder of the costs during the quarter relate to surface exploration and project overheads.

The same trend and explanations for the increase continued for the year-to-date results with the Company investing $7.3 million in the 2005 year to date period as compared to $0.3 million in the comparative period in 2004.

The Company incurred a loss of $0.06 million or $0.06 per share in the second quarter of 2005 versus a loss of $20,422 or $0.01 per share in the comparative quarter of 2004 or an increase of $782,656. The increase in the loss is primarily attributed to an increase of $0.7 million in wages and benefits costs as a result of converting consultants to employees commencing in 2005 as well as the accrual of retirement allowance costs totaling, and included in the previous total, of $0.4 million. Additional increases were related to higher travel and promotional costs related to increased activity in marketing the company.

Interest income of $0.1 million in the current quarter of 2005 as compared to $0.2 million in the comparative quarter of 2004 was the result of lower cash balances due to spending on the Company's mineral properties.

## LIQUIDITY & CAPITAL RESOURCES

As at June 30, 2005, the Company had working capital of $17.8 million versus $20.6 million as at December 31, 2004. During the second quarter of 2005 the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million. Proceeds of the private placement are planned to be used to expand and accelerate the Company's exploration efforts at its Afton and Ajax Copper-Gold properties. The proceeds from the financing partially offset the expenditures of $7.3 million incurred year-to-date on the project development.

The Company's current working capital level is sufficient to meet its presently planned funding requirements for this stage of the Afton Project up to and including the completion of a feasibility study. Additional near-term financing may be required in the event the Company chooses to expand the current underground development and exploration program or if the feasibility study tendering in the fourth quarter of 2005 identifies a cost increase beyond that initially budgeted.

### *Related Party Transactions*

During the period ended June 30, 2005 the following related party transactions occurred:

| | Six Months Ended | |
|---|---|---|
| | **June 30, 2005** | June 30, 2004 |
| For consulting, administration and exploration costs charged by a Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party. | $ - | $ 75,000 |
| For wages and consulting services charged by a related person of a Director. | $ **48,000** | $ 33,000 |
| For geological consulting services on mineral properties charged by an Officer of the Company. Effective January 1, 2005, these services ceased to be a related party. | $ - | $ 37,060 |
| For secretarial and administrative services charged by a Director of the Company. Effective January 1, 2005, these services ceased to be a related party. | $ - | $ 35,973 |

## NEW ACCOUNTING POLICIES

In January 2005, the CICA issued four new accounting standards in relation to financial instruments: Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", Section 1530 "Comprehensive Income and Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 16500 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 "Comprehensive Income" introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006. The impact of these standards has not been determined by the Company's financial management.

## SENIOR OFFICER CHANGES

The Company announced on May 2, 2005 the appointment of Paul Martin as Chief Financial Officer and Vice President, Finance effective May 18, 2005, following the resignation of Ian Beardmore. Mr. Martin has more than 20 years of finance experience, including 15 years in the mining industry. He began his career as a Chartered Accountant, and since then held progressively more senior finance positions with both precious metals and base metals mining and development companies. Most recently he was Chief Financial Officer for Gabriel Resources Ltd., prior to which he held the position of Vice President, Corporate Finance for TVX Gold Inc.

## 2005 OUTLOOK

The Company's previously stated priorities remain the focus for the Company for the remainder of 2005 and will continue into the first half of 2006. The Company will focus its main attention on the advancement of the Afton Project through exploration to the feasibility stage in 2006. The Company is well funded to advance the Project and will also assess the potential of its overall land package through its regional exploration program. The Company will continue to review its financing requirements and consider additional equity offers, through either straight equity financings and or in a combination with flow-through financing. In addition, the Company will be proceeding with its investigation into the permitting process which commenced in earnest in the second quarter of 2005 and will continue on into 2006.

As at August 9, 2005, the Company's outstanding capital stood at:

| | |
|---|---|
| Common shares | 14,370,766 |
| Common stock options | 1,250,000 |
| Compensation options | 395,000 |

***Forward-Looking Statement***

*Certain statements included herein, including those regarding production and costs and other statements that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule", and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. In particular, the Management's Discussion and Analysis includes many such forward-looking statements and such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of New Gold to be materially different from it's estimated future results, performance or achievements expressed or implied by those forward-looking statements and it's forward-looking statements are not guarantees of future performance.*

*The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.*

***US Investors Should Note***

The U.S. Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as "resources" that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

# NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The management of New Gold Inc. is responsible for the preparation of the accompanying unaudited interim financial statements. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor. These unaudited financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

| | |
|---|---|
| Chris Bradbrook | Paul Martin |
| President and Chief Executive Officer | Chief Financial Officer and Vice President, Finance |

August 9, 2005

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

## INTERIM BALANCE SHEETS

**As At June 30, 2005 and December 31, 2004**

*(Unaudited and Canadian dollars)*

| | June 30, 2005 | *(Note 13)* Dec. 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 19,829,221 | $ 25,029,585 |
| Accrued interest receivable | 5,819 | 71,912 |
| Accounts receivable | 364,055 | 170,636 |
| Prepaid expenses | 139,264 | 81,442 |
| | 20,338,359 | 25,353,575 |
| **Mineral Properties – Schedule** *(Note 2)* | 14,146,069 | 5,933,932 |
| **Property and Equipment** *(Note 3)* | 502,554 | 508,138 |
| | $ 34,986,982 | $ 31,795,645 |
| **LIABILITIES** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ 2,530,956 | $ 1,164,350 |
| Current portion of capital lease payable *(Note 4)* | 22,671 | 22,671 |
| | 2,553,627 | 1,187,021 |
| **Capital lease payable** *(Note 4)* | 18,893 | 30,228 |
| **Future income taxes** *(Note 5)* | 939,757 | 922,675 |
| | 3,512,277 | 2,139,924 |
| **SHAREHOLDERS' EQUITY** | | |
| **Share capital** *(Note 6)* | 35,883,716 | 33,008,361 |
| **Contributed surplus** *(Note 9)* | 1,440,805 | 868,190 |
| **Deficit** | (5,849,816) | (4,220,830) |
| | 31,474,705 | 29,655,721 |
| | $ 34,986,982 | $ 31,795,645 |

**Commitments and Contingent Liabilities** *(Note 12)*

**APPROVED BY THE BOARD**

Chris Bradbrook
Director

R. Gregory Laing
Director

*See accompanying notes.*

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

## INTERIM STATEMENTS OF LOSS AND DEFICIT

**For the three and six-month periods ended June 30, 2005 and June 30, 2004**

*(Unaudited and Canadian dollars)*

| | Three Months Ended | *(Note 13)* | Six Months Ended | *(Note 13)* |
|---|---|---|---|---|
| | **June 30, 2005** | June 30, 2004 | **June 30, 2005** | June 30, 2004 |
| **Income:** | | | | |
| Interest and other income | $ **131,878** | $ 160,596 | $ **278,234** | $ 319,597 |
| Gain on sale of marketable security | **-** | - | **-** | 8,290 |
| Gain on sale of investment property | **-** | 32,801 | **-** | 32,801 |
| Foreign exchange gain | **5,487** | 5,722 | **8,006** | 9,662 |
| | **137,365** | 199,119 | **286,240** | 370,350 |
| **Expenses:** | | | | |
| Amortization | **21,952** | 6,104 | **43,992** | 9,238 |
| Consulting and management fees | **17,368** | 61,000 | **19,947** | 87,500 |
| Insurance | **29,838** | 16,000 | **89,998** | 16,000 |
| Office and miscellaneous | **21,325** | 30,138 | **47,868** | 57,030 |
| Professional fees | **3,958** | 40,390 | **21,574** | 61,992 |
| Regulatory and filing fees | **38,663** | 17,434 | **54,232** | 25,026 |
| Rent | **20,690** | 5,934 | **36,109** | 12,219 |
| Stock-based compensation *(Note 7(b))* | **-** | - | **572,615** | - |
| Telephone | **3,587** | 1,263 | **5,317** | 2,208 |
| Transfer agent | **7,452** | 4,292 | **9,235** | 6,334 |
| Travel, conferences and promotion | **177,792** | 34,874 | **225,702** | 39,608 |
| Wages and benefits | **679,777** | - | **869,809** | - |
| | **1,022,402** | 217,429 | **1,996,398** | 317,155 |
| **(Loss) income before income taxes:** | **(885,037)** | (18,310) | **(1,710,158)** | 53,195 |
| **Future income taxes** *(Note 5)* | **81,959** | (2,112) | **81,172** | (11,222) |
| **(Loss) Net income for the period** | **(803,078)** | (20,422) | **(1,628,986)** | 41,973 |
| **Deficit, beginning of period** | **(5,046,738)** | (2,908,890) | **(4,220,830)** | (2,971,285) |
| **Deficit, end of period** | **(5,849,816)** | (2,929,312) | **(5,849,816)** | (2,929,312) |
| **Weighted average number of shares outstanding** | | | **13,688,267** | 13,209,457 |
| **(Loss) Earnings per share (Basic and diluted)** | $ **(0.06)** | $ (0.01) | $ **(0.12)** | $ 0.01 |

*See accompanying notes.*

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

**INTERIM STATEMENTS OF CASH FLOWS**

**For the three and six-month periods ended June 30, 2005 and June 30, 2004**

*(Unaudited and Canadian dollars)*

| | Three Months Ended | (Note 13) | Six Months Ended | (Note 13) |
|---|---|---|---|---|
| | **June 30, 2005** | June 30, 2004 | **June 30, 2005** | June 30, 2004 |
| **Cash provided by (used for):** | | | | |
| **OPERATING ACTIVITIES** | | | | |
| (Loss) Net income for the period | $ **(803,078)** | $ (20,422) | $ **(1,628,986)** | $ 41,973 |
| Items not involving cash: | | | | |
| Amortization | **21,952** | 6,104 | **43,992** | 9,238 |
| Stock-based compensation | **-** | - | **572,615** | - |
| Gain on sale of marketable security | **-** | - | **-** | (8,290) |
| Gain on sale of investment property | **-** | (32,801) | **-** | (32,801) |
| Future income taxes | **(81,959)** | 2,112 | **(81,172)** | 11,222 |
| | **(863,085)** | (45,007) | **(1,093,551)** | 21,342 |
| Net change in non-cash working capital items | **679,278** | 28,083 | **303,137** | (196,454) |
| Cash used for operating activities | **(183,807)** | (16,924) | **(790,414)** | (175,112) |
| **INVESTING ACTIVITIES** | | | | |
| Proceeds on sale of marketable security | **-** | - | **-** | 9,790 |
| Proceeds on sale of investment property | **-** | 143,668 | **-** | 143,668 |
| Payments for mineral properties exploration costs | **(4,252,999)** | (234,459) | **(7,333,816)** | (311,785) |
| Acquisition of property and equipment | **(28,498)** | (78,019) | **(38,408)** | (239,619) |
| Cash used for investing activities | **(4,281,497)** | (168,810) | **(7,372,224)** | (397,946) |
| **FINANCING ACTIVITIES** | | | | |
| Capital lease contract | **-** | 68,013 | **-** | 68,013 |
| Payments on capital lease | **(5,668)** | (3,778) | **(11,335)** | (3,778) |
| Cash proceeds from shares issued | **3,000,000** | 91,500 | **3,000,000** | 1,007,000 |
| Share issue costs paid | **(26,391)** | - | **(26,391)** | - |
| Cash provided by financing activities | **2,967,941** | 155,735 | **2,962,274** | 1,071,235 |
| **(Decrease) Increase in cash and cash equivalents** | **(1,497,363)** | (29,999) | **(5,200,364)** | 498,177 |
| **Cash and cash equivalents, beginning of period** | **21,326,584** | 25,265,337 | **25,029,585** | 24,737,161 |
| **Cash and cash equivalents, end of period** | $ **19,829,221** | $ 25,235,338 | $ **19,829,221** | $ 25,235,338 |
| **Cash and cash equivalents comprises:** | | | | |
| Cash | | | $ **450,064** | $ 161,747 |
| Term deposits and short-term discount notes | | | **19,379,157** | 25,073,591 |
| | | | $ **19,829,221** | $ 25,235,338 |

* *Supplemental disclosure of non-cash financing and investing activities: refer to note 10.*

*See accompanying notes.*

New Gold Inc. (formerly DRC Resources Corporation)
(An Exploration Stage Company)

## INTERIM SCHEDULE OF MINERAL PROPERTIES

**For the six-month period ended June 30, 2005 and Year Ended December 31, 2004.**

*(Unaudited and Canadian dollars)*

| | June 30, 2005 | *(Note 13)* Dec. 31, 2004 |
|---|---|---|
| **ACQUISITION COSTS** | | |
| Kamloops Afton Claims | $ 541,734 | $ 541,734 |
| Kamloops Ajax-Python Claims | 48,732 | 48,732 |
| Timmins, Ontario Claims | 1 | 1 |
| **Balance, End of Period** | $ 590,467 | $ 590,467 |

| **DEFERRED EXPLORATION COSTS** | Afton Claims | Ajax-Python Claims | June 30, 2005 | *(Note 13)* Dec. 31, 2004 |
|---|---|---|---|---|
| **Balance, Beginning of Period** | $ 5,118,047 | $ 225,418 | $ 5,343,465 | $ 2,956,829 |
| **Above-ground Exploration Costs** | | | | |
| Assays and testing | - | | | 11,019 |
| Drilling | 160,049 | - | 160,049 | 131,944 |
| Engineering | - | | - | 37,380 |
| Geological consulting | 1,110 | - | 1,110 | 51,615 |
| Miscellaneous | 12,501 | - | 12,501 | 7,278 |
| Staking and filing fees | 389 | 240 | 629 | 4,781 |
| Supplies and equipment | 49,192 | | 49,192 | 3,829 |
| Travel and accommodation | 11,528 | | 11,528 | 10,529 |
| Grant recoveries | - | - | | (40,311) |
| Wages and benefits | 85,293 | | 85,293 | 9,348 |
| | 320,062 | 240 | 320,302 | 227,412 |
| **Underground exploration costs** | | | | |
| Assays and testing | 97,377 | - | 97,377 | 1,049 |
| Drilling | 706,358 | - | 706,358 | 59,556 |
| Engineering | 28,286 | - | 28,286 | 184,494 |
| Geological consulting | 95,092 | - | 95,092 | 233,552 |
| Insurance | 4,182 | - | 4,182 | 36,161 |
| Miscellaneous | 4,322 | - | 4,322 | 6,728 |
| Road construction and maintenance | 35,411 | - | 35,411 | 221,240 |
| Supplies and equipment rental | 89,498 | - | 89,498 | 49,636 |
| Travel and accommodation | 27,089 | - | 27,089 | 24,990 |
| Tunneling and decline costs | 6,429,247 | - | 6,429,247 | 1,319,167 |
| Utilities | 102,119 | - | 102,119 | - |
| Wages and benefits | 272,854 | - | 272,854 | 22,651 |
| | 7,891,835 | - | 7,891,835 | 2,159,224 |
| **Balance, End of Period** | $ 13,329,944 | $ 225,658 | $ 13,555,602 | $ 5,343,465 |
| **Mineral Properties** | | | $ 14,146,069 | $ 5,933,932 |

*See accompanying notes.*

# NOTES TO INTERIM FINANCIAL STATEMENTS

## 1. NATURE OF OPERATIONS

New Gold Inc., which changed its name from DRC Resources Corporation on June 1, 2005 (the "Company"), is in the process of exploring and developing several mineral prospects in British Columbia, Canada. Its principal project, the Afton copper-gold project, which has previously been subject to exploration and an advanced scoping study has not yet been confirmed to have economically viable copper/gold reserves. The Company's intention is to commence a feasibility study in 2005 to confirm whether economical reserves exist.

The underlying value of the Company's mineral claims is dependent upon the existence and economic recovery of mineral reserves in the future, and the ability of the Company to raise long-term financing to complete the development of the project. In addition, the investments may be subject to changes in government relations related to mining activities, economic instability and access rights disruption.

The Company believes it has adequate funds available to meet its corporate and administrative obligations plus its funding requirement to complete the current underground exploration program and a feasibility study for the Afton copper/gold project. Management will have to pursue additional financing upon the completion of a positive feasibility to finance the projects construction. There can be no assurance it will be able to raise sufficient funds, if, as and when these funds are required.

These interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended 2004.

## 2. MINERAL PROPERTIES

### a) *Kamloops, B.C. Afton Mineral Property*

Under the terms of two option agreements ("Option") dated September 22, 1999 to acquire the Afton Mineral Claims, the Company agreed to issue 2 million common shares and complete an aggregate work commitment totaling $6.5 million over nine years to earn the rights to the mineral claims. Under the terms of the Option agreement to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty (see note *12(b)*).

Under the terms of agreements dated January 5, 2000, the holders of the mineral claims transferred the claims into the name of the Company; however, title will revert to the optionors if the Option agreement is not completed.

The Company has to-date issued 1.8 million common shares and expended in excess of $6.5 million on qualifying work on the mineral claims. The remaining commitment to issue an additional 200,000 shares must occur on our before November 10, 2005.

A director of the Company has a one-half interest in the Option agreement as one of the optionors.

*b) Kamloops, B.C., Ajax-Python Mineral Property*

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 72 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. Claim work completed has extended the claims in good standing until September 26, 2011.

*c) Timmins, Ontario, Mineral Property*

The Company has a 100% interest in 11 mineral claims located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

## 3. PROPERTY AND EQUIPMENT

| | Cost | Accumulated Amortization | Net Book Value June 30, 2005 |
|---|---|---|---|
| Land | $ 56,900 | $ - | $ 56,900 |
| Building | 104,700 | 7,851 | 98,849 |
| Transportation vehicles | 130,071 | 45,426 | 84,645 |
| Mining equipment | 212,926 | 21,292 | 191,634 |
| Office and computer equipment | 108,689 | 36,163 | 72,526 |
| | $ 613,286 | $ 110,732 | $ 502,554 |

| | Cost | Accumulated Amortization | (Note 13) Net Book Value Dec. 31, 2004 |
|---|---|---|---|
| Land | $ 56,900 | $ - | $ 56,900 |
| Building | 104,700 | 5,235 | 99,465 |
| Transportation vehicles | 130,071 | 32,420 | 97,651 |
| Mining equipment | 212,926 | - | 212,926 |
| Office and computer equipment | 77,741 | 36,545 | 41,196 |
| | $ 582,338 | $ 74,200 | $ 508,138 |

## 4. CAPITAL LEASE PAYABLE

| | Six Months Ended June 30, 2005 | (Note 13) Year Ended Dec. 31, 2004 |
|---|---|---|
| GMAC, 0%, repayable in monthly installments of $1,889, matures April 30, 2007 | $ 41,564 | $ 52,899 |
| Less: current portion due within one year | (22,671) | (22,671) |
| | $ 18,893 | $ 30,228 |

## 5. FUTURE INCOME TAXES

During the current period, flow-through shares totalling $3,000,000 were issued, which funds are required to be spent on certain Canadian exploration expenditures. During the period ended June 30, 2005, $275,839 was spent on Canadian exploration expenditures. Because the Company no longer has the ability to use the expenditures for tax purposes, the Company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because the Company has tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery.

## 6. SHARE CAPITAL

***Authorized***

40,000,000 common shares without par value

***Issued and Outstanding***

| | Number of Shares | | Amount |
|---|---|---|---|
| Balance, December 31, 2004 | 13,941,766 | $ | 33,008,361 |
| Issued for cash | | | |
| Private placement, net of share issue costs *(a)* | 400,000 | | 2,793,809 |
| Issued for finders' fee *(a)* | 29,000 | | 179,800 |
| Tax effect of flow-through shares | - | | (98,254) |
| Balance, June 30, 2005 | 14,370,766 | $ | 35,883,716 |

*a)* *On April 22, 2005, the Company completed a non-brokered private placement by issuing 400,000 flow-through common shares at a price of $7.50 per share for gross proceeds of $3 million (net proceeds $2,793,809). As part of the compensation to the brokers, the Company issued 29,000 shares, at a market value of $6.20 per share, as a finder's fee.*

## 7. STOCK OPTIONS

*a)* On May 4, 2005, at the Company's Annual General Meeting, the disinterested shareholders approved a change to the Company's Stock Option Plan ("Plan"). The approved change increased the number of options issuable from a fixed amount of 1,000,000 options to 10% of the outstanding capital of the Company on a reloading basis. The reloading basis allows the number of options eligible to be issued to increase to the current 10% level of the then present outstanding capital of the Company. In addition, exercised options are also automatically reloaded into the Plan. The Plan also requires disinterested shareholders to renew their approval every subsequent third year.

Options issued under the previous or new Plan have vesting provisions which are determined at the discretion of the Board of Directors. Recent issuances have had vesting provisions from 4 months up to a period as long as 12 months.

As at June 30, 2005, the stock options held by directors, consultants and employees are as follows:

| | Options Outstanding | Weighted Average Exercise Price | Weighted Average Remaining Life (Years) |
|---|---|---|---|
| **Balance, December 31, 2004** | 700,000 | $4.90 | 4.3 |
| Granted | 550,000 | $6.70 | 4.8 |
| **Balance, June 30, 2005** | 1,250,000 | $5.70 | 4.6 |

The fair value of options granted valued during the period ended June 30, 2005 was $572,615 (2004 - $nil) and has been estimated at the date of grant using a Black-Scholes option pricing model. The current period's valuation was calculated with the following assumptions: weighted average risk free interest rate of 3.44% (2004 - nil%); volatility factor of the expected market price of the Company's common stock of 43% (2004 - nil%); and a weighted average expected life of the options of 2.5 years (2004 - nil). The resulting weighted average cost per option granted was $2.54 (2004 - $nil). The estimated fair value of the options is expensed over the vesting period.

The fair value compensation recorded for the period ended June 30, 2005 in respect of awards granted in 2005 was $572,615 (2004 - $nil).

*b) Compensation Options*

As at June 30, 2005, the following compensation options were issued and outstanding:

| Expiry Date | Number of Compensation Options | Weighted Average Exercise Price |
|---|---|---|
| November 6, 2005 | 345,000 | $7.50 |
| October 13, 2006 | 50,000 | $4.60 |
| | 395,000 | $7.13 |

The exercise of the outstanding options in the loss calculation would be anti-dilutive.

## 8. RELATED PARTY TRANSACTIONS

| | Six Months Ended June 30, 2005 | June 30, 2004 |
|---|---|---|
| *a)* For consulting, administration and exploration costs charged by a Director of the Company. Effective January 1, 2005, these services ceased to be provided by a related party. | $ - | $ 75,000 |
| *b)* For wages and consulting services charged by a related person of a Director. | $ 48,000 | $ 33,000 |
| *c)* For geological consulting services on mineral properties charged by an Officer of the Company. Effective January, 2005, these services ceased to be a related party. | $ - | $ 37,060 |
| *d)* For secretarial and administrative services charged by a Director of the Company. Effective January 1, 2005, these services ceased to be a related party. | $ - | $ 35,973 |

## 9. CONTRIBUTED SURPLUS

The following table identifies the changes in contributed surplus for the period:

| | Stock-Based Compensation |
|---|---|
| **Balance, December 31, 2004** | $ 868,190 |
| Stock-based compensation | 572,615 |
| **Balance, June 30, 2005** | $ 1,440,805 |

## 10. SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

| | Six Months Ended June 30, 2005 | June 30, 2004 |
|---|---|---|
| **Investing Activities** | | |
| Vehicle acquired via capital lease | $ - | $ 68,013 |
| **Financing Activities** | | |
| Value assigned to options granted | 572,615 | - |
| Shares issued for finders' fee | 179,800 | - |
| Finders' fee satisfied by issue of shares | (179,800) | - |
| | $ 572,615 | $ 68,013 |

## 11. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and accrued liabilities and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

## 12. COMMITMENTS AND CONTINGENT LIABILITIES

*a)* The Company awarded a contract totalling $10,811,066 for underground development work on the "Afton" Mineral Property in October 2004 and to June 30, 2005 the Company has incurred costs of $7,748,414 against this contract. The work is expected to be completed before the end of the year 2005 and the contract services can be increased or decreased by up to 20%, within specified time frames, at the Company's election.

*b)* Under the terms of the Option agreements to acquire the mineral claims for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2,000,000 in cash or shares of the Company.

*c)* The Company has entered into two service agreements ("Agreements") dated April 23, 2003, and subsequently amended on January 1, 2005, to provide employment for the Chairman (formerly the President) and the Corporate Secretary (the "Parties"). The Agreements, amongst other things, provide for the terms and conditions for termination where no moral turpitude or dishonesty has occurred on the part of Parties as well as for retirement provisions should the Parties decide to cease their involvement in the Company. Upon termination by the Company or retirement by either of the Parties, the Company is obligated to pay a lump sum payment equal to one month's base compensation (based on the prior year's average monthly rate) for each year of service. As at June 30, 2005 the liability under these employment conditions amount to $318,750 for the Chairman and $128,892 for the Corporate Secretary. These amounts have been accrued and charged during the quarter to wages and benefits in the Statement of Loss.

*d)* The Company is committed to operating leases for office premise rentals in Vancouver and Toronto in the aggregate of $135,912. The future minimum lease payments as at June 30, 2005 are as follows:

| | |
|---|---|
| 2005 | $ 20,809 |
| 2006 | 42,131 |
| 2007 | 45,118 |
| 2008 | 27,854 |
| | $ 135,912 |

## 13. COMPARATIVE FIGURES

The amounts disclosed in these interim financial statements as at December 31, 2004 were subject to an audit engagement. These interim financial statements include the accounts of the Company and its U.S. wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances were eliminated on consolidation in 2004. Effective January 1, 2005, the operations of the wholly-owned subsidiary were wound up.

## NEW GOLD INC.

***Vancouver***
595 Howe Street, Suite 601
Vancouver, B.C. V6C 2T5
Canada
Phone: 604-687-1629
Fax: 604-687-2845

***Toronto***
70 University Avenue, Suite 1460
Toronto, Ontario M5J 2M4
Canada
Phone: 416-977-1067
Toll-free: 877-977-1067
Fax: 416-977-5406

Email: invest@newgoldinc.com

Website: www.newgoldinc.com